

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 22, 2008

<u>via U.S. mail</u>

Carolyne Sing, CEO
Sillenger Exploration Corp.
7839 - 17th Ave
Burnaby, BC
Canada, V3N 1M1

>   **Re: Sillenger Exploration Corp.**
>   **Registration Statement on Form S-1**
>   **Filed July 2, 2008**
>   **File No. 333-152075**

Dear Ms. Sing:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Carolyne Sing, CEO
Sillenger Exploration Corp.
July 22, 2008
Page 2

Form S-1 filed July 2, 2008

General

1. Please eliminate all unclear disclosure. Examples of disclosure requiring revision include the following, but review the entire document to ensure full compliance with this comment:

   - Cover page: "The registration (sic) hereby amends this registration statement . . ."
   - Page 8: "If our common stock becomes quotes (sic) on the Over-The-Counter Bulletin Board (the "OTC-BB")."
   - Page 15: "We can provide not assurance to investors . . . ."
   - Page 17: "Also . . . we have assumed that none if (sic) the Selling Shareholders sells shares of common stick (sic) not being offered . . . ."
   - Page 20: "Once the Company's stick (sic) is approved for quotation . . . ."
   - Page 21: "Any commissions . . . will be borne by the Selling Shareholder to other party selling such common stock."
   - Clarify the meaning of the letters "B Sc" after Ms. Sing's name on page 22.
   - Spell out the acronyms "UBC" and "BCIT" in Ms. Sing's biography on page 22.
   - Page 37: "In return for Ms. Sing the Bulkley mineral claims in trust for us . . . ."

Front Cover Page

2. It appears that the selling security holders intend to engage in a delayed or continuous offering of the securities being registered. If this is true please check the box to indicate that Rule 415 applies to this offering.

Outside Front Cover Page of the Prospectus

3. The legend required by Item 501(b)(7) of Regulation S-K is unclear. Please revise.

4. The cross reference to the "Risk Factors" indicates the discussion is on pages 5-10. This section, however, is on pages 8-15. Please revise to refer to the proper pages for the section entitled "Risk Factors."

Summary, page 6

5. The disclosure under this caption states that Sillenger Exploration is "…engaged in the acquisition and development of mineral properties throughout North America." However, it appears that you are an exploration stage company and that your mineral claims are located in the Atlin Mining Division of British Columbia. Please revise your disclosure to reflect that you are an exploration stage company, as opposed to a development stage company, and the concentrated geographic scope of your business operations.

Determination of Offering Price, page 16

6. You indicate that you intend to apply for quotation on the OTCBB, or listing on a similar exchange. However, companies cannot apply to list on the OTC Bulletin Board. Rather, broker-dealers must file with the board to allow them to make a market in your stock. Please revise your disclosure accordingly, and state whether you have had any discussions with any broker-dealers about making a market in your stock

Selling Shareholders, page 17

Footnotes, page 19

7. Footnotes one and two identify selling shareholders related to your sole officer and director. Your disclosure, however, also states that "None of the Selling Shareholders are related to the directors or officers." Please revise your disclosure to remove this apparent inconsistency.

Security Ownership of Certain Beneficial Owners and Management, page 23

8. The disclosure under this caption states that the calculation for determining the percent of stock owned is based on 5,823,000 shares of common stock issued and outstanding as of the date of the prospectus. The disclosure on page 17 states that the ownership calculations for the selling shareholders are based on 5,828,000 shares of common stock issued and outstanding as of February 29, 2008. Finally the disclosure on page 24 indicates that as of February 29, 2008 you had 5,823,000 shares outstanding. Please revise your disclosure to reconcile these inconsistencies, and provide the amount of shares outstanding as of the most recent practicable date.

Business Development, page 26

9. The disclosure under this caption states: "The claim is registered in the name of our President . . . whereby he (sic) agrees . . . ." Ms. Carolyne Sing, however, is

identified as Sillenger Exploration's President on page 22. Please revise your disclosure to remove this apparent inconsistency. Please also revise the reference to Ms. Sing as a "he" in the risk factor on page 11.

Reports to Security Holders, page 31

10. Please revise to correct the address of the SEC's Public Reference Room, which is located at 100 F St. NE, Washington, D.C. 20549.

Phase One and Phase Two Exploration Cost Review, page 35

11. While the lead in to the table indicates that the amounts shown are for both exploration programs, it appears that the line items for Transportation, Labor, Sample Analysis and Technical Report show only the amounts for one program. Please advise or revise this table to ensure that you have included the total cost of each line item for both programs.

Exhibits, page 50

12. The disclosure under this caption refers to the governing regulation as "Regulation K." The governing regulation, however, is Regulation S-K. Furthermore, the second sentence is unnecessary as all required documents have been filed as part of the registration statement. Please revise the disclosure under this caption to correct the first sentence and remove the second sentence.

Signatures, page 53

13. Please identify the parties who are signing in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer. See Instruction 1 to Signatures of Form S-1 in this regard.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kristopher Natoli at (202) 551-3650 or, in his absence, Donna Levy at (202) 551-3292, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Emas (via fax: (305) 531-1274)